Exhibit 12.1

Leucadia National Corporation
Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009 (b)	2009 (b)	2008 (b)	2007 (b)	2006	2005
	(Dollars in thousands)
Pre-tax income (loss) from continuing operations before adjustment for income (losses) from equity investees	$123,814	($212,012)	($250,973)	($367,955)	($61,243)	$140,694	$135,174

Add (deduct):
Fixed charges per below	68,750	74,430	143,280	160,274	118,977	86,637	126,604
Distributed income from equity investees	15,916	28,082	36,692	87,211	55,769	75,725	90,280
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,350)	(1,236)	(2,288)	(2,250)	(1,526)	(10,408)	(590)
Income (loss), as adjusted	$207,130	($110,736)	($73,289)	($122,720)	$111,977	$292,648	$351,468

Fixed charges: (a)
Interest on debt	$62,988	$65,771	$128,803	$145,471	$111,537	$80,713	$95,912
Amortization of debt expense and debt discount and premium	2,192	5,107	7,423	7,505	3,147	2,815	4,015
Portion of rent representative of the interest factor	3,570	3,552	7,054	7,298	4,293	3,109	26,677
Total fixed charges	$68,750	$74,430	$143,280	$160,274	$118,977	$86,637	$126,604

Ratio of earnings to fixed charges	3.01	N/A	N/A	N/A	N/A	3.38	2.78

Notes:
(a)	Fixed charges include amounts relating to continuing and discontinued operations.

(b)	For the six months ended June 30, 2009 and the years ended December 31, 2009, 2008 and 2007, "fixed charges" exceeded earnings by $185,200,000, $216,600,000, $283,000,000 and $7,000,000, respectively.